

Mannatech Receives Notice of Termination of SEC Investigation

Coppell, Texas, November 4, 2008 —Mannatech, Incorporated ("Mannatech") (NASDAQ–MTEX), a leading developer and provider of dietary supplements and skin care solutions, today announced that the Staff of the Division of Enforcement (the "Staff") of the United States Securities and Exchange Commission (the "SEC") has notified Mannatech that it has completed its investigation of Mannatech and will not recommend enforcement action against Mannatech relating to the previously-disclosed SEC investigation of Mannatech. Mannatech has also been informed that the Staff has terminated its investigation and will not recommend enforcement action against Mannatech's Chief Financial Officer and the Chairman of the Audit Committee.

On September 5, 2008, Mannatech disclosed in a Form 8-K and press release the receipt by Mannatech and Mannatech's Chief Financial Officer and Chairman of the Audit Committee of notices, commonly referred to as "Wells Notices" from the Staff of the SEC relating to the timing and completeness of Mannatech's October 2007 Form 8-K disclosure regarding its dismissal of Grant Thornton LLP as its independent registered public accountants. The Wells Notices stemmed from an informal inquiry commenced by the SEC with respect to the disclosure of the dismissal, which informal inquiry was previously disclosed by Mannatech in its Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 17, 2008.

Under the SEC's procedures, Mannatech's response to the Wells Notice, along with the responses of Mr. Fenstermacher and Mr. Jobe, were submitted to the Staff on October 3, 2008. In a letter dated October 31, 2008 and received on November 4, 2008, the Staff informed Mannatech that it has now concluded its investigation and has determined not to recommend enforcement action against Mannatech or the individuals.

About Mannatech
Mannatech, Incorporated is a global wellness solutions provider of innovative, high-quality, proprietary dietary supplements, skin care products and weight and fitness products sold through independent Associates and Members located in the United States and the international markets of Canada, Australia, the United Kingdom, Japan, New Zealand, the Republic of Korea, Taiwan, Denmark, Germany, South Africa and Singapore. For more information please visit www.mannatech.com or www.allaboutmannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets

contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, potential regulatory violations, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information:
Gary Spinell
Vice President
Corporate Communications
972-471-6512
ir@mannatech.com
www.mannatech.com
www.exploremannatech.com
www.allaboutmannatech.com